KLR Energy Acquisition Corp.

811 Main Street

18th Floor

Houston, TX 77002

March 9, 2016

VIA EDGAR

Matthew Crispino

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	KLR Energy Acquisition Corp.

Registration Statement on Form S-1

Filed January 19, 2016, as amended

File No. 333-209041

Dear Mr. Crispino:

On March 7, 2016, KLR Energy Acquisition Corp. (the “Company”) requested acceleration of the effective date of the above-referenced Registration Statement so that it would become effective at 4:00 p.m. (New York time) on March 9, 2016, or as soon thereafter as practicable. We hereby withdraw our request.

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on Thursday, March 10, 2016, or as soon thereafter as practicable.

Very truly yours,

/s/ Gary C. Hanna
Gary C. Hanna
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP

Graubard Miller